Contact

www.linkedin.com/in/jim-dear (LinkedIn)
calendly.com/jdear-1/imeropex-investor-client-meeting (Personal)

Top Skills

Program Management
DoD
Government

Certifications

Creating a Business Plan
Critical Roles Consultants Play (and the Skills You Need to Fill Them)
Foundations of Raising Capital
Pitching to Investors

James Dear

President @ IMEROPEX, Inc | Designing Immersive Operational Experiments
McLean, Virginia, United States

Summary

With over 20 years of experience as a simulation and experimentation (SIMEX) project manager, I help customers improve their mission-critical operations by designing, implementing, and analyzing immersive virtual reality (VR) scenarios. I lead cross-functional teams of engineers, developers, and analysts to deliver state-of-the-art Immersive Operational Experiments (IMEROPEXs) for a wide range of customers and scenarios, including military and civilian clients, both domestic and foreign.

As the president of IOPEX Inc, I oversee the IMEROPEX Program, which involves creating and managing distributed experiments in the cloud environment that allow operators to participate from their home stations and selected demonstration facilities with full dive VR clients. The program advances the use of VR technology to immerse operators in the experimental environment and enables them to decompose and understand the causality of crisis action scenarios. My goal is to help customers anticipate and prevent or limit the occurrence of crises in the real world by experiencing and resolving them in an alternate virtual reality.

Experience

IMEROPEX
President, IMEROPEX, Inc
March 2024 - Present (7 months)

IOPEX, Inc
President
January 2023 - March 2024 (1 year 3 months)
Sterling, Va

Producing Immersive Operational Experiments (IMEROPEXs).

IOPEX LLC

President

March 2022 - January 2023 (11 months)
Sterling, Virginia, United States

The Trademarked IMEROPEX Program involves doing distributed experiments in the cloud environment (Secret and Unclassified) that will allow civilian and military operators to participate from their home stations and selected demonstration facilities with Virtual Reality (VR) clients. The program will advance the use of "Full Dive" VR technology to immerse operators in the experimental environment and would encompass a customer base including multiple military and civilian clients—both domestic and foreign. The IOPEX Program will eventually become a persistent distributed Full Dive VR environment allowing military and civilian clients to immerse themselves in crisis action scenarios and then decompose them to understand causality.

Independent Consultant
Senior Consultant
October 2021 - March 2022 (6 months)

As an innovator and lead Project Manager in Simulation & Experimentation, I'm able to leverage deep expertise to provide organizations and/or their customers a state-of-the-art simulation experience. I have the experience to partner with private sector and government organizations to:

-- Design and deliver simulation experiences capable of transforming the way elite teams and agencies conduct operations.
-- Build world-class Simulation & Experimentation business units.
-- Integrate emerging technologies such as Virtual Reality (VR), Augmented Reality (AR), and Artificial Intelligence (AI).
-- Manage all phases of the simulation and experimentation process including: concept design, IT integration and testing, execution, and analysis.

MITRE

39 years 10 months

SIMEX Program Manager
February 2001 - October 2021 (20 years 9 months)
McLean, VA

Since 2001, I led the development of MITRE SIMEX – a program that has completed more than 75 high-profile Simulation Experiments supporting numerous federal agencies while transforming the way they operate in today's complex environment. I had the privilege of leading large interdisciplinary teams while overseeing all aspects of the SIMEX process including planning and execution, technical integration, data collection, analysis, scenario and simulation architecture, software, and customer engagement.

HIGHLIGHTS:
-- Developed a $4-5 million (annual) Simulation Experimentation program serving numerous federal agencies.
-- Developed concepts to mitigate effects of hostile Unmanned Aerial Systems (drones), improve active shooter response in schools, and transform law enforcement's use of force practices.
-- Spearheaded the implementation of now-trademarked MITRE SIMEX, producing a unique capability for the Armed Services, Department of Homeland Security, and other federal entities.

Project Leader
January 1982 - February 2001 (19 years 2 months)

Managed multiple DOD Projects related to Command and Control, Contingency Operations, Emergency Management and operator-in-the-loop experimentation. Under the sponsorship of the Joint Staff, CENTCOM, ACOM and NAVAIR, I managed the Collaborative Contingency Targeting (CCT) Project from 1995-2000. CCT pioneered the use of application sharing technologies for distributed targeting.

U.S. Navy Reserve
CDR USNR Retired
September 1977 - November 2000 (23 years 3 months)

I served as a Naval Intelligence Officer for multiple commands while on active and reserve duty. My last assignment was Team Chief at the National Military Joint Intelligence Center.

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Education

The University of Texas at Austin
Bachelor of Arts - BA, Philosophy

The LBJ School of Public Affairs
Master of Public Affairs - MPA